correvio

1441 Creekside Dr, 6th Floor
Vancouver, B.C.
V6J 4S7

Tel: 604-677-6905
Fax: 604-677-6915

NASDAQ: CORV   TSX: CORV

CORREVIO ANNOUNCES XYDALBA™ (DALBAVANCIN HYDROCHLORIDE) ABSTRACTS AT ECCMID 2019

Selected Data Abstracts for Presentation

Vancouver, Canada, April 3, 2019 – Correvio Pharma Corp. (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that Xydalba data abstracts will be presented at the 29th European Congress of Clinical Microbiology and Infectious Disease (ECCMID), being held April 13-16, 2019 in Amsterdam, the Netherlands. Correvio currently markets Xydalba for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults in France, Germany, the UK, the Republic of Ireland, the Netherlands, Belgium, Finland and Sweden.

"Xydalba is the first and only 30-minute, one-dose treatment option for ABSSSI that delivers a full course of IV therapy," said Carin Heringa, Correvio's Head of Medical Affairs. "Early and effective treatment of ABSSSI is critical to optimize patient recovery and for certain patients may also help to avoid potentially lengthy and costly hospital stays. The abstracts being presented at ECCMID this year continue to build upon the growing body of data demonstrating Xydalba's clinical utility in various laboratory and real-world settings and we are delighted that this asset is garnering so much interest within the medical community."

Details for the selected dalbavancin data presentations at ECCMID 2019 are as follows:

Title: A rapid susceptibility test for dalbavancin against Staphylococcus aureus
Lead author: Cidália Pina-Vaz
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Arena 4
Oral presentation number: #O0841
Session info: OE169 – Rapid AST: how fast can you go?

Title: The in vitro interplay between dalbavancin and human phagocytes against staphylococci causing skin and skin-structure infections
Lead author: Valeria Allizond
Date and time: Monday, 15 April 2019; 16:00 – 18:00 CET
Location: Hall I
Oral presentation number: #O0920
Session info: OS181 – Pathogenesis and treating of persistent staphylococcal infection

Title: Dalbavancin efficacy against methicillin-resistant Staphylococcus aureus biofilms in a rat model of orthopaedic implant-associated infection
Lead author: Vanessa Silva
Date and time: Saturday, 13 April 2019; 15:30 – 16:30 CET
Location: Paper Poster Arena

Poster number: #P0531
Session info: PS033 – Biofilm eradication strategies

Title: In vitro synergism and anti-biofilm activity of dalbavancin antibiotic combinations against vancomycin-susceptible and vancomycin-resistant Enterococcus faecium
Lead author: Lara Thieme
Date and time: Saturday, 13 April 2019; 15:30 – 16:30 CET
Location: Paper Poster Arena
Poster number: #P0576
Session info: PS035 – Biofilm susceptibility

Title: Exploring the comparative anti-biofilm efficacy of dalbavancin against methicillin-resistant Staphylococcus aureus: a preliminary study
Lead author: Cristina El Haj
Date and time: Saturday, 13 April 2019; 15:30 – 16:30 CET
Location: Paper Poster Arena
Poster number: #P0577
Session info: PS035 – Biofilm susceptibility

Title: Dalbavancin activity against contemporary clinical isolates of coagulase-negative staphylococci with decreased vancomycin susceptibility from the SENTRY Antimicrobial Surveillance Program
Lead author: Dimitri Debabov
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1878
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Dalbavancin activity against contemporary Gram-positive clinical isolates from pneumonia in hospitalised patients and lower respiratory tract infections from the International Dalbavancin Evaluation of Activity (IDEA) Surveillance Program
Lead author: Dimitri Debabov
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1879
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Activity of dalbavancin and comparators against Gram-positive pathogens from Europe and Russia: May 2017 - March 2018
Lead author: Eleonora Riccobono
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1880
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Dalbavancin: in vitro activity against Gram-positive cocci isolated from skin and soft tissue infections
Lead author: Waleria Hryniewicz
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena

Poster number: #P1881
Session info: PS107 – In vitro activity of newer antibacterial agents

Title: Dalbavancin in real life: a national cohort study
Lead author: Aurélien Dinh
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1908
Session info: PS110 – Clinical efficacy studies for antimicrobial agents

Title: DALVANCE® [dalbavancin] utilisation registry investigating value and efficacy: outcomes report on real world use
Lead author: Pedro Gonzalez
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1907
Session info: PS110 – Clinical efficacy studies for antimicrobial agents

Title: Real-world utilisation of dalbavancin at a large academic medical centre
Lead author: Michael Veve
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1909
Session info: PS110 – Clinical efficacy studies for antimicrobial agents

Title: Dalbavancin in patients with predicted poor adherence to standard antimicrobial therapy: a single-centre experience
Lead author: Rachel Taggart
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P1910
Session info: PS110 – Clinical efficacy studies for antimicrobial agents

Title: Daptomycin in combination with single-dose dalbavancin against MRSA strains in an in vitro pharmacokinetic/pharmacodynamic model
Lead author: Michael J. Rybak
Date and time: Monday, 15 April 2019; 13:30 – 14:30 CET
Location: Paper Poster Arena
Poster number: #P2123
Session info: PS121 – Preclinical evaluation of antibiotics in combination

Title: Two years' experience treating acute bacterial skin and skin-structure infections with dalbavancin in a real-world OPAT setting
Lead author: Sharon Falconer
Date and time: Tuesday, 16 April 2019; 12:30 – 13:30 CET
Location: Paper Poster Arena
Poster number: #P2296
Session info: PS131 – Skin and soft tissue infections

About Xydalba™ (dalbavancin hydrochloride)

Xydalba™ (dalbavancin hydrochloride) for infusion is a second generation, semi-synthetic lipoglycopeptide, which consists of a lipophilic side-chain added to an enhanced glycopeptide backbone. Xydalba is the first and only 30-minute, one-dose treatment option for acute bacterial skin and skin structure infections (ABSSSI) that delivers a full course of IV therapy. Xydalba can be administered as either one 1500 mg dose or as a two-dose regimen of 1000 mg followed one week later by 500 mg, each administered over 30 minutes. Xydalba demonstrates bactericidal activity *in vitro* against a range of Gram-positive bacteria, such as *Staphylococcus aureus* (including methicillin-resistant, also known as MRSA, strains) and *Streptococcus pyogenes*, as well as certain other streptococcal species. Dalbavancin was approved by the U.S. Food and Drug Administration in 2014 for the treatment of adult patients with ABSSSI caused by susceptible Gram-positive bacteria, including methicillin resistant *Staphylococcus aureus* (MRSA) and is commercialized under the trade name DALVANCE®. Dalbavancin was also approved by the European Medicines Agency for the treatment of ABSSSIs in adults and is commercialized under the tradename Xydalba. Xydalba is marketed by Correvio in six countries, including the United Kingdom, France, Germany, Sweden, the Netherlands, Belgium, Finland and the Republic of Ireland.

DALVANCE® and its design are trademarks of Allergan Pharmaceuticals International Limited

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting betablocker used to control rapid heart rate in a number of cardiovascular indications. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. A detailed discussion of the risks and uncertainties facing Correvio are discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Report on Form 40-F for the year ended December 31, 2018. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica Ltd. and its affiliates, and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

Contact:

Justin Renz
President & CFO
Correvio Pharma Corp.
604.677.6905 ext. 128
800.330.9928
jrenz@correvio.com

Argot Partners
Michelle Carroll/Claudia Styslinger
212.600.1902
michelle@argotpartners.com
claudia@argotpartners.com

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